EXHIBIT 99.1

INNOVATION BEVERAGE GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

	6/30/2025	12/31/2025
ASSETS
Current assets
Cash and cash equivalents	188,393	$619,944
Accounts receivable, net	10,615	14,676
Capitalized IPO cost	—	0
Inventory, at cost	1,118,166	1,116,500
Prepaid expenses	189,119	431,495
Current portion of loan to shareholders	241,947	405,687
Total current assets	1,748,240	2,588,302
Deposits	34,307	32,373
Finance right of use asset, net	1,308	3,352
Operating right of use asset, net	142,348	213,688
Non-current portion of loan to shareholders	595,696	328,642
Equipment, net	95,388	105,399
Intangible assets, net	621,755	339,032
Prepaid distribution cost	358,538	453,728
Deferred tax asset	938,574	890,857
Total assetsz	$4,536,154	$4,955,373
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	1,127,012	$1,479,983
Deferred revenue	—	0
Related party notes payable	—	0
Notes payable	595,902	421,596
Current portion of operating lease liability	123,156	144,245
Other liabilities	457	232,642
Total current liabilities	1,846,527	2,278,466
Accrued employee benefits, non-current	13,756	17,689
Operating lease liability, less current portion	0	40109
Total liabilities	1,860,283	2,336,264

Commitments and contingencies (note 9)
STOCKHOLDERS’ EQUITY
Ordinary shares, no par value; no authorization limit; 10,997,246 and 8,673,857 shares issued and outstanding at 30 June 2025 and December 31, 2024, respectively	12,830,333	11,619,117
Accumulated other comprehensive loss	(112,448)	(219,042)
Accumulated deficit	(10,042,014)	(8,780,966)
Total stockholders' equity	2,675,871	2,619,109
Total liabilities and stockholders' equity	$4,536,154	$4,955,373

	Consolidated	Consolidated
	6/30/2025	12/31/2024

Sales revenue	1,216,903	2,931,243
Cost of goods sold	(319,091)	(699,329)
Gross margin	897,812	2,231,914

Operating expenses:
Other general and administrative	880,686	1,555,190
Salary and wages	621,502	1,633,599
Sales and marketing	204,274	155,371
Contracted services	675,618	1,472,722
Loss on asset write-off	5	612,072
Total operating expenses	2,382,085	5,428,954

Profit from continusing operations	(1,484,273)	(3,197,040)

Other income/(expense):
Other income/(expense)	222,706	319,906
Interest income	62,317	63,689
Interest expense	(61,798)	(244,166)
Total other income/(expense)	223,225	139,429
	(1,261,048)	(3,057,611)
Provision for income taxes	—	486,278

Net income	(1,261,048)	(2,571,333)

OCI	106,594	(60,392)

Comprehensive Income	(1,154,454)	(2,631,725)

Income(loss) per share
Basic	-0.14	-0.31
Dilutive	-0.14	-0.31

STATEMENT OF CASH FLOWS	6/30/2025

CY	06/30/25	12/31/24
PY (31 Dec 2024)

OPERATING
Net income	(1,261,048)	(2,571,333)
Depreciation and amortization	251,394	449,910
Stock Compensation	50,567	148,788
Share insurance for services	161,000	972,925
Loss on write-off of assets	—	605,805
Shares issued to settle the loan	—	—
Accrued Interest Expense	(69,410)
Non-Cash Adjustment – ATO Interest	(183,141)
Changes in operating accounts:
Accounts receivable, net	4,061	720,032
Inventory, at cost	(1,666)	(126,908)
Prepaid expenses	242,376	(369,846)
Right-of-use liabilities	(61,198)	(120,932)
Deposits	(1,934)	2,735
Deferred tax assets	(47,717)	(419,837)
Accounts payable and accrued expenses	(183,654)	(677,438)
Deferred Revenue	—	(161,038)
Accrued employee benefits, non-current	(3,933)	(28,161)
CASH PROVIDED BY OPERATING ACTIVITIES	(1,104,303)	(1,575,298)

INVESTING
Purchase of equipment	(1,574)	(6,385)
Purchase of intangibles	—	—
Net activity on due from related parties	—	(54,638)
CASH PROVIDED BY INVESTING ACTIVITIES	(1,574)	(61,023)

FINANCING
Issuance of ordinary share, net of issuance costs	—	3,319,221
Receipts / (payments) on notes payable	623,341	(1,178,132)
CASH PROVIDED BY FINANCING ACTIVITIES	623,341	2,141,089

Fx	50,985	101,035

TOTALS	(431,551)	605,804